Claire Erlanger and Charles Eastman,

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:  Ambev S.A.

Form 20-F for Fiscal Year Ended December 31, 2022

File No. 1 - 36165

October 3, 2023.

Dear Ms. Erlanger and Mr. Eastman:

Thank you for your letter of September 19, 2023 addressed to Mr. Lucas Lira on behalf of Ambev S.A. (the “Company”) setting forth the comments of the Staff (the “Staff”) of the Office of Manufacturing of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) filed March 17, 2023.

On behalf of the Company, set forth below are the responses of the Company to the comments of the Staff’s letter relating to the Form 20-F. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. The Company has provided its response immediately after each numbered comment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 63

1.                   We note from your discussion of results of operations that general inflation was a cause of the increase in cost of sales in most regions and you specifically disclose a highly inflationary environment in Argentina. In future filings, please expand upon the principal factors contributing to your inflationary pressures, the actions planned or taken, if any, to mitigate the inflationary pressures, and quantify the resulting impact on your results of operations and financial condition.

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Response: In response to the Staff’s Comment, the Company will update its disclosure in all subsequent filings following the date of this letter, including all future annual reports on Form 20-F (“Future Filings”), to expand upon the principal factors contributing to its inflationary pressures and the actions planned or taken, if any, to mitigate such inflationary pressures, in each case to the extent material, including any such actions taken, or intended to be taken, to mitigate the pressures arising from the highly inflationary environment in Argentina. The Company will also quantify (to the extent quantifiable and reasonably estimable) the resulting impact on its results of operations and financial condition.

Notes to the Financial Statements

General, page 197

2.                   We note from your earnings call transcripts that you discuss volume and performance of your products as grouped by brand categories such as core, premium, beyond beer, energy and health & wellness brands. Please tell us what consideration you gave to disclosing disaggregated revenue for these categories. See guidance in paragraphs B87-89 of IFRS 15 and paragraph 32 of IFRS 8.

Response: In response to the Staff’s comment, the Company respectfully advises that only in Brazil, as an example, it operates with a broad and varied range of over 650 products and 45 brands across numerous different categories, including those occasionally mentioned in the earnings calls, as noted by the Staff. Although the Company may mention volume and other commercial data points of some brand categories as supplementary information to allow investors and other stakeholders to enhance their understanding of the Company results and contextualize performance for any given period, the Company does not disclose revenue for brand categories as the information is not available in a comparable way and it is not regularly used in this manner by the Company’s chief operating decision maker (“CODM”).

The Company respectfully considers that its current presentation of its segment information and disaggregated revenue by geographic area is most meaningful to the Company’s business pursuant to IFRS 15.B87-89, since the risks and rates of returns are predominantly driven by factors affecting these regions. This presentation by geographical region is also consistent with how information is made available to, and regularly evaluated by, the Company’s CODM.

In future fillings the Company will disclose that it does not report revenues from external customers for each group of similar products, given that the necessary comparable information is not available and the cost to develop it would be excessive, in line with IFRS 8.32.

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Note 5. Segment Reporting, page 227

3.                   We note your disclosure in Note 5 includes several segment measures of profitability such as gross profit, income from operations, net income and EBITDA. Please tell us and revise to disclose the measure that is reported to the CODM for the purposes of making decisions about allocating resources to the segment and assessing its performance. Please note under paragraph 26 of IFRS 8, if the CODM uses more than one measure of an operating segment’s profit or loss, the reported measure shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements.

Response: The Company respectfully notes that the CODM uses gross profit, income from operations, net income, and EBITDA to assess segment performance and decide how to allocate resources. Nonetheless, the Company acknowledges the Staff’s comment and informs that it (i) will revise its Future Filings to disclose income from operations as the main measure of segment profitability, for so long as the Company’s CODM continues to use income from operations as a measure of segment profit or loss, consistent with the guidance in IFRS 8.26, and (ii) will remove its disclosure of gross profit, net income, and EBITDA from its segment note to the Financial Statements in Future Filings.

4.       We note that the reconciliation of segment assets and segment liabilities to consolidated assets and consolidated liabilities includes reconciling items title “non-segmented assets” and non-segmented liabilities.” Please revise future filings to include disclosure of the nature of the assets and liabilities that are not allocated to the segments and therefore included in this reconciling line item. See guidance in paragraph 27 of IFRS 8.

Response: In consideration of the Staff´s comment, the Company will revise its Future Filings to disclose the nature of the assets and liabilities that are not allocated to the segments, in each case to the extent material.

5.       If revenue from external customers attributable to individual foreign countries, not already identified as a segment, please revise future filings to separately disclose those amounts. Also, non-current assets should be disclosed for your country of domicile as well as each individual foreign country in which those non-current assets are material. See paragraph 33 of IFRS 8.

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Response: In response to the Staff´s comment, the Company respectfully advises that it already presents revenue attributed to its country of domicile (being Brazil) and individual foreign countries that are considered material (such as Canada) separately. In addition, the Company (i) will revise its Future Filings to separately disclose non-current assets for both Brazil and Canada as set forth in IFRS 8.33, (ii) will continue to analyze on an ongoing basis whether the revenues and non-current assets of any other individual foreign country are material based on the Company’s results and geographic revenue contributions during the relevant period, and (iii) will disclose such revenues and non-current assets in the future to the extent material, as per Company´s professional judgment.

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Please contact Filipe B. Areno at + 55 1198362-1211 with any questions you may have.

Yours sincerely,

/s/ Lucas Machado Lira

Lucas Machado Lira

CC: Leticia Rudge Barbosa Kina

(Ambev S.A.)

Filipe B. Areno

(Skadden, Arps, Slate, Meagher & Flom LLP)

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